UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

MINDSPEED TECHNOLOGIES, INC.

2.	Name of person relying on exemption:

AIGH INVESTMENT PARTNERS, LLC

3.	Address of person relying on exemption:

6006 Berkeley Avenue, Baltimore, MD 21209

4.	Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [§240.14a-6(g)(1)]

We are writing to urge you to VOTE AGAINST three important shareholder resolutions that appear on Mindspeed's proxy card for the March 10 Annual Meeting:

WE URGE YOU TO VOTE:

AGAINST PROPOSAL 3 (INCREASE OF LONG-TERM INCENTIVE SHARES),
AGAINST PROPOSAL 4 (INCREASE OF DIRECTORS STOCK PLAN), AND
AGAINST PROPOSAL 5 (STOCK OPTION EXCHANGE PROGRAM).

Mindspeed's stock price has declined 75% over the most recent six months, far more than the stock prices of comparable companies, which we believe was due to mismanagement by the current Board and officers.  In addition, despite poor performance, the Board increased senior executive and director compensation and has requested you to vote in favor of excessive equity compensation packages in Proposals 3, 4 and 5.

WE ALSO URGE YOU TO WITHHOLD YOUR VOTE (PROPOSAL 1) for the election of two directors.

AIGH Investment Partners owns 1,200,000 shares of MSPD, constituting approximately 5% of the outstanding shares.

Here are our reasons why we are asking you to vote against these Proposals:

1.	Poor management performance
2.	Excessive management compensation
3.	Poor stock performance relative to peers

Management has mismanaged Mindspeed’s business: (a) inventories have increased dramatically at a time when many companies have lowered inventories in light of expected slower purchases and to generate cash; (b) specialized semiconductor companies including PMCS, AMCC and all other companies mentioned as peers in MSPD’s most recent proxy, as well as PSEM, ISIL and others, have made major expense reductions to achieve near breakeven, breakeven or positive operating income even at lower sales levels; and (c) during the two best quarters during the last year, MSPD did not achieve an operating income level from operations near the best of its peers, despite its 65%+ gross margins, due to a bloated management cost structure.

Mindspeed's stock has declined more than 75% over the last six months, significantly more than Mindspeed's peers (only CNXT has performed worse). We believe this disproportionate decline is due to poor management and excessive compensation.

Most other semiconductor companies are trying to build value for their shareholders in every way possible – in addition to cost cutting and stock buybacks, many are even reducing executive pay.  Notwithstanding weak operating performance, according to the Mindspeed proxy the Board of Mindspeed has approved a special additional bonus in 2009 of $600,000 for the CEO, who received over $1 million in compensation in 2008, which we believe is substantially more than executives of comparable companies receive. This is in addition to a $3 million golden parachute for the CEO and other large payments to other executives if there is a change of control. The company already has a poison pill and a staggered Board, which make a takeover very difficult (without the additional golden parachute payments) and entrenches management, regardless of performance. If management is truly doing a good job for the shareholders, why does the company need expensive golden parachutes, just another management entrenching device?

After all that shareholders have suffered, we are horrified by the Board's desire to re-price stock options as well as ask for a large new options pool, for directors as well as for executives, of millions of more shares at today’s fire sale price. These actions will further dilute shareholder value. We trust that shareholders big and small alike will act to stop what we consider to be a major damage to shareholder value. We strongly urge shareholders to stick up for their rights and vote a strong NO for Proposals 3, 4 and 5 on the proxy.

We strongly urge shareholders to WITHHOLD YOUR VOTE on Proposal 1, election of two directors.  Due to plurality voting, there is no way to vote down the two members that are up for re-election, but shareholders can make their views known. We believe that the two directors up for re-election would NOT be re-elected by shareholders if shareholders had another choice on the proxy, and we view this as being unfair.

In view of the poor recent performance and management’s aggressive pursuit of increased compensation, we strongly believe that the Board should put the company up for sale immediately before there is further dilution or further erosion in the stock price. We believe that this is the only solution that is fair and equitable to shareholders who have suffered so much, so that we can finally see some return of value. We believe that MSPD is worth considerably more than its current stock price to a strategic acquirer, and current shareholders should not suffer dilution to give an unearned windfall gain to the current management when such a sale occurs. We would consider failure by management to explore a potential sale of the company or failure to consider any bids for the company to be a material and serious breach of fiduciary responsibility to all shareholders both large and small alike and we would take appropriate action.

We strongly urge all shareholders to join us in our cause and please feel free to contact us at any time.

Orin Hirschman
Manager
AIGH Investment Partners, LLC
(410) 415-6464
orin@adamsmithco.com